SEC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1____)*
SEC FILE NUMBER:	005-48139
Employee Solutions Inc

(Name of Issuer)
Common Stock, No Par Value

(Title of Class of Securities)
2921661051

(CUSIP Number)
Aaron Brown; eRaider.com Inc.
372 Central Park West, #9M
New York, NY 10025
(212) 865-7034


(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 11, 2001


(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 292166105..............


1.
Names of Reporting Persons. I.R.S.
Identification Nos. of above persons
(entities only).


 ... eRaider.com Inc.                                13-4067714
Aaron Brown, controlling person
Dr. Martin Stoller, controlling person......................


2.
Check the Appropriate Box if a Member of a Group
(See Instructions)


(a)
 ........................................................


(b)
 .XXXX..................................................


3.
SEC Use Only .............................................

4.
Source of Funds (See Instructions) .....NONE.....


5.
Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e) .................


6.
Citizenship or Place of Organization  eRaider is a
Delaware corporation,
 Aaron Brown and Martin Stoller are US citizens.............

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power ......0.........................



8.
Shared Voting Power ...0...........................



9.
Sole Dispositive Power......0........



10.
Shared Dispositive Power ........0.............


11.
Aggregate Amount Beneficially Owned by Each Reporting Person ....0.


12.
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) ...........


13.
Percent of Class Represented by Amount in Row (11) .... 0%......


14.
Type of Reporting Person (See Instructions)
 ...........CO............................................
 ....................................................
 ...............................................
 ..............................................


14. Type of Reporting Person (See Instructions)	CO
ITEM 1. SECURITY AND ISSUER
Common Stock, No par value
Employee Solutions, Inc.
2929 East Camelback Road Ste 220
Phoenix, AZ  85016
This amendment No. 1 to a statement on Schedule 13D
(SEC FILE NUMBER:	005-48139)relates to the sale
by Privateer Asset Management on behalf of the Allied Owners Action Fund of 1,035,100 shares of Employee Solutions common stock.

ITEM 2. IDENTITY AND BACKGROUND
If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).
(a) Name; eRaider.com Inc.
Aaron Brown, controlling person
Dr. Martin Stoller, controlling person
(b) Residence or business address;
372 Central Park West, 9M
New York, NY 10025
(c) eRaider.com Inc.
372 Central Park West, 9M
New York, NY 10025
(d) No
(e) No
(f) eRaider.com Inc. is a Delaware corporation
Aaron Brown and Martin Stoller are US citizens
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION
None
ITEM 4. PURPOSE OF TRANSACTION

(a) eRaider continues to operate a message board on Employee
Solutions but has no further plans to influence the company.
(b)
(c)
(d)
(e)
(f)
(g)
(h) None.
(i) None/
(j) No plans but such suggestions may be made by other shareholders organized on the eRaider website.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) 36,182,547
(b) Through Schwab Capital, on January 11, 2001, the Allied
Owners Action Fund sold 1,035,100 of its shares on the open market for $.009 a share. The Fund no longer owns any shares of Employee Solutions.
(c)
(d) None
(e) N/A
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
None
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 23, 2001

Date
/s/ AARON BROWN


Signature
Aaron Brown, President

Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)